                                   FORM 11-K

(Mark One)
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                      OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number - 000-22007

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

               Southwest Bank of Texas 401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Southwest Bancorporation of Texas, Inc.
               4400 Post Oak Parkway
               Houston, Texas 77027

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                                TABLE OF CONTENTS

                                  -------------

                                                     Page(s)
                                                     -------
Report of Independent Accountants                       1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1998 and 1997           2

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    1998, 1997 and 1996                                 3

  Notes to Financial Statements                        4-17

Supplementary Schedules:

  Item 27a - Schedule of Assets Held for Investment
    Purposes as of December 31, 1998                    18

  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1998                19

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
Southwest Bank of Texas 401(k)
  Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the three years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.


Houston, Texas
June 24, 1999
                       /s/ Ham, Langston & Brezina, L.L.P.

                  SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 1998 AND 1997

                                   ---------

                                                                            1998                  1997
                                                                         -----------           ----------
Cash                                                                     $   139,341           $   75,697
Investments:
  Money market funds                                                          44,057               22,073
  Common stock                                                             3,722,371            2,646,996
  Shares of registered investment companies,
    reported at fair value:
    American Industries Trust Short Term Income
      Fund                                                                   681,658              165,921
    Fidelity Spartan US Equity Index Fund                                    818,341               78,981
    Fidelity Puritan Fund                                                  1,185,668              671,007
    Dreyfus Short-Intermediate Government Bond Fund                             -                 212,449
    PBHG Growth Fund                                                         759,225              673,731
    Fidelity Growth and Income Fund                                        2,093,741              903,064
    Warburg Pincus International Equity Fund                                    -                 322,068
    American Industries Trust SMART Aggressive Fund                          118,883                 -
    American Industries Trust SMART Moderate Fund                            292,425                 -
    American Industries Trust SMART Conservative
      Fund                                                                   388,670                 -
    AIM Value Fund Class A                                                 1,029,965                 -
    Baron Asset Fund                                                         499,442                 -
    Janus Worldwide Fund                                                     897,148                 -
    Loomis Sayles Bond Fund                                                  234,112                 -
    Yacktman Fund                                                            202,046                 -
                                                                         -----------           ----------
      Total investments                                                   12,967,752            5,696,290
Accounts receivable                                                           64,080                1,245
Loans to participants                                                        479,211              309,408
                                                                         -----------           ----------
        Net assets                                                        13,650,384            6,082,640
Contribution deposit - Pinemont Bank Employee
  Savings Plan                                                                  -                  31,184
Accounts payable - purchase of securities                                     42,521               19,122
Accounts payable - taxes withheld                                                999                 -
                                                                         -----------           ----------
          Net assets available for benefits                              $13,606,864           $6,032,334
                                                                         ===========           ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   ---------

                                                                     1998                  1997                  1996
                                                                  -----------           ----------           -----------
Additions to net assets
  attributable to:
  Investment income:
    Interest and/or dividends                                     $    79,149           $   25,648            $   18,292
    Net appreciation in fair
      value of investments                                          1,508,069            1,552,289               471,711
                                                                  -----------           ----------            ----------
      Total investment
        income                                                      1,587,218            1,577,937               490,003
                                                                  -----------           ----------            ----------
  Contributions:
    Transfer in from other plan                                     1,949,649                 -                     -
    Employer                                                          972,277              212,818               175,601
    Employee                                                        3,456,964              716,187               706,305
                                                                  -----------           ----------            ----------
      Total contributions                                           6,378,890              929,005               881,906
                                                                  -----------           ----------            ----------
        Total additions                                             7,966,108            2,506,942             1,371,909
                                                                  -----------           ----------            ----------
Deductions from net assets attributable to:
  Benefits to participants                                            391,578              215,579                67,074
  Administrative expenses                                                -                     233                   380
                                                                  -----------           ----------            ----------
        Total deductions                                              391,578              215,812                67,454
                                                                  -----------           ----------            ----------
Increase in net assets available
  for benefits                                                      7,574,530            2,291,130             1,304,455
Net assets available for benefits
  at beginning of year                                              6,032,334            3,741,204             2,436,749
                                                                  -----------           ----------            ----------
Net assets available for benefits
  at end of year                                                  $13,606,864           $6,032,334            $3,741,204
                                                                  ===========           ==========            ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   ---------


1.     DESCRIPTION OF PLAN

       The following description of the Southwest Bank of Texas (the "Company") 401(k) Savings Plan (the "Plan") (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

       GENERAL

       The Plan, adopted by the Company's board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one full year of service as defined in the Plan. Effective January 1, 1994, the Plan was amended and restated to conform to a prototype plan offered by American Industries Trust Company (the "Custodian"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS

       Each year participants may elect to defer from 1% to 15% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code. The Company is required to make matching contributions equal to 100% of the participant's eligible deferred contributions not to exceed 5% of the participant's annual compensation for the Plan Year. The Plan also allows the Company to make discretionary contributions as determined by the board of directors.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. Forfeitures can be used to pay expenses under the Plan. Forfeitures not used to pay expenses are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. The Company pays substantially all expenses of plan administration.


                                    Continued
                                       -4-

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


1.     DESCRIPTION OF PLAN, CONTINUED

       VESTING

       Participants are immediately vested in their contributions and earnings thereon. Participants become vested in Company contributions according to the following schedule:

           Years of Service                     Vesting
           ----------------                     -------
           Less than 1                             0%
                 2                                20%
                 3                                40%
                 4                                60%
                 5                                80%
           6 or more                             100%

       PARTICIPANT LOANS

       The Custodian may make loans to participants from the Plan, subject to the provisions of the trust instrument.

       PAYMENT OF BENEFITS

       The account of a withdrawing participant is equal to the current market value of his or her vested balance in the account. The normal retirement age under the Plan is 65 but early retirement is allowed at or after age
       55. Hardship withdrawals are allowed under the Plan before age 55 but such withdrawals may have income tax consequences to the participant. Benefits are generally paid by lump-sum distribution.

       INVESTMENT OPTIONS

       Upon enrollment in the Plan, a participant may direct all of his or her contributions into one or more of the investment options offered by the Custodian as follows:

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       AMERICAN INDUSTRIES TRUST SHORT TERM INCOME FUND

       Funds are invested in shares of a registered investment company that invests in short-term obligations (money market accounts, certificates of deposit, or commercial paper) and U.S. governmental obligations (treasury bills or agency notes).

       FIDELITY SPARTAN U.S. EQUITY INDEX FUND

       Funds are invested in shares of a registered investment company that invests in selected common stock of the five hundred companies that make up the Standard & Poor's 500 Index ("S&P 500") and in other securities that are based on the S&P 500.

       SOUTHWEST BANCORPORATION OF TEXAS, INC. STOCK FUND

       Funds are invested in common stock of Southwest Bancorporation of Texas, Inc. and Subsidiaries.

       FIDELITY PURITAN FUND

       Funds are invested in shares of a registered investment company that invests in equity securities, bonds and money market instruments.

       DREYFUS SHORT-INTERMEDIATE GOVERNMENT BOND FUND

       Funds are invested in shares of a registered investment company that invests in government bonds with intermediate term maturities.

       PBHG GROWTH FUND

       Funds are invested in shares of a registered investment company that invests in equity securities of companies which management believes have the potential for strong earnings growth and capital appreciation.

       FIDELITY GROWTH AND INCOME FUND

       Funds are invested in shares of a registered investment company that invests in equity securities that seek long-term growth of capital and income.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       WARBURG PINCUS INTERNATIONAL EQUITY FUND

       Funds are invested in shares of a registered investment company that invests in selected common stock of foreign corporations.

       AMERICAN INDUSTRIES TRUST SMART AGGRESSIVE FUND

       Funds are invested in shares of a registered investment company that invests primarily in common stock of domestic and foreign companies with the potential for high growth.

       AMERICAN INDUSTRIES TRUST SMART MODERATE FUND

       Funds are invested in shares of a registered investment company that invests in intermediate-term bonds and common stock of domestic and foreign companies with the potential for long-term capital growth.

       AMERICAN INDUSTRIES TRUST SMART CONSERVATIVE FUND

       Funds are invested in shares of a registered investment company that invests in U.S. government securities, intermediate-term bonds and common stock of domestic and foreign companies that provide an opportunity for capital growth that exceeds inflation.

       AIM VALUE FUND A

       Funds are invested in shares of a registered investment company that invests in common stocks of large domestic companies which have the potential for long-term capital appreciation.

       BARON ASSET FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of small to medium-sized companies with undervalued assets and the potential for high capital growth.

       JANUS WORLDWIDE FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of domestic and foreign companies with the potential for long-term capital appreciation in a manner consistent with capital preservation.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       LOOMIS SAYLES BOND FUND

       Funds are invested in shares of a registered investment company that invests in preferred stocks and long-term bonds in order to achieve a high total return through a combination of current income and capital appreciation.

       YACKTMAN FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of medium-sized domestic companies with the potential for long-term capital appreciation.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION

       Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Custodian. Investments in various pooled separate accounts offered by the Custodian are valued at estimated fair value as determined by the Custodian. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan's fiscal year.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.


3.     RISKS AND UNCERTAINTIES

       CREDIT RISK

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

       IMPACT OF THE YEAR 2000 ISSUE

       The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

       In anticipation of the Year 2000 issue, both the Company and the Custodian implemented Year 2000 programs which included the performance of inventories of information technology and non- information technology systems, assessments of potential problem areas, testing of systems for Year 2000 readiness, and modification of systems that are not Year 2000 compliant.

       The Company and the Custodian believe all of their core systems are Year 2000 compliant.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


3.     RISKS AND UNCERTAINTIES, CONTINUED

       IMPACT OF THE YEAR 2000 ISSUE, CONTINUED

       Although the Company and the Custodian expect to be ready to continue business activities without interruption by a Year 2000 problem, each recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties. Under a "worst case Year 2000 scenario", it may be necessary to temporarily interrupt normal plan activities. The Trustees do not believe that such circumstances would result in a material adverse impact on Plan operations. The Company and the Custodian have begun, but not yet completed, development of contingency plans to deal with the "most likely worst case Year 2000 scenario". The contingency plans are expected to be completed during the third quarter of 1999.

       The cost of becoming Year 2000 compliant is not expected to be significant and such cost will be borne by the Company and the Custodian.


4.     RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by American Industries. American Industries is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Trustee fees paid by the Company, on behalf of the Plan, were approximately $63,000, $42,000 and $23,000 for the years ended December 31, 1998, 1997 and 1996, respectively.


5.     TAX STATUS

       The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code. The Plan obtained its latest determination letter dated January 5, 1996 in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code.


6.     PLAN INVESTMENTS

       Following is an analysis of activity within each investment option for the years ended December 31, 1998, 1997 and 1996.

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


6.     PLAN INVESTMENTS, CONTINUED

                                                                        AIT SHORT         DREYFUS       FIDELITY
                                                                       TERM INCOME       GOVERNMENT      GROWTH
                                                                           FUND           BOND FUND    BOND FUND
                                                                       ------------      ----------    ----------
       Balance at January 1, 1996                                         $     -        $     -       $     -

       Additions to net assets attributable to:
         Interest and/or dividends                                             1,645          1,136           375
         Net appreciation in fair value of investments                         7,403          6,665         1,901
         Employer contributions                                                5,858          8,731         7,243
         Employee contributions                                               39,594         29,959        12,691
                                                                          ----------     ----------    ----------
                  Total additions                                             54,500         46,491        22,210
                                                                          ----------     ----------    ----------
       Deductions from net assets attributable to:
         Benefits to participants                                                655         11,040            68
         Administrative expenses                                                -              -             -
                                                                          ----------     ----------    ----------
                Total deductions                                                 655         11,040            68
                                                                          ----------     ----------    ----------
       Interfund transfers                                                   143,660        133,258       507,334
                                                                          ----------     ----------    ----------
       Balance at December 31, 1996                                          197,505        168,709       529,476

       Additions to net assets attributable to:
         Interest and/or dividends                                             1,035            235         5,354
         Net appreciation in fair value of investments                        10,430         11,182       182,718
         Employer contributions                                                9,527          8,770        28,100
         Employee contributions                                               37,752         37,735       142,525
                                                                          ----------     ----------    ----------
                  Total additions                                             58,744         57,922       358,697
       Deductions from net assets attributable to:
         Benefits to participants                                             27,066          7,714        28,515
         Administrative expenses                                                -              -             -
                                                                          ----------     ----------    ----------
                Total deductions                                              27,066          7,714        28,515
       Interfund transfers                                                   (63,262)        (6,468)       43,406
                                                                          ----------     ----------    ----------
       Balance at December 31, 1997                                          165,921        212,449       903,064

       Additions to net assets attributable to:
         Interest and/or dividends                                             1,272           -            5,923
         Net appreciation in fair value of investments                        34,701          1,499       362,453
         Transfer in from other plan                                         272,667           -          143,775
         Employer contributions                                               51,875           -          132,500
         Employee contributions                                              635,157           -          273,619
                                                                          ----------     ----------    ----------
                Total additions                                              995,672          1,499       918,270
                                                                          ----------     ----------    ----------
       Deductions from net assets attributable to:
         Benefits to participants                                            110,811           -           22,838
                                                                          ----------     ----------    ----------
                Total deductions                                             110,811           -           22,838
                                                                          ----------     ----------    ----------
       Interfund transfers                                                  (369,124)      (213,948)      295,245
                                                                          ----------     ----------    ----------
       Balance at December 31, 1998                                       $  681,658     $     -       $2,093,741
                                                                          ==========     ==========    ==========

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------

6.     PLAN INVESTMENTS, CONTINUED

                                                          FEDERATED                      NEUBERGER
                                                           CAPITAL         FIDELITY      & BERMAN         PBHG
                                                         PRESERVATION       PURITAN      LTD. MAT.       GROWTH
                                                             FUND            FUND        BOND FUND        FUND
                                                         ------------     ----------    ----------      ---------
       Balance at January 1, 1996                          $  151,818     $  339,428    $  155,782     $  490,040

       Additions to net assets attributable to:
         Interest and/or dividends                                162          3,933           106          4,502
         Net appreciation in fair value of investments          2,235         58,865        (1,274)        41,804
         Employer contributions                                  -             9,814          -             7,924
         Employee contributions                                 6,444        110,924         9,127        256,404
                                                           ----------     ----------    ----------     ----------
              Total additions                                   8,841        183,536         7,959        310,634
                                                           ----------     ----------    ----------     ----------
       Deductions from net assets attributable to:
         Benefits to participants                               3,240          9,281          -            13,094
         Administrative expenses                                 -              -             -              -
                                                           ----------     ----------    ----------     ----------

            Total deductions                                    3,240          9,281          -            13,094
                                                           ----------     ----------    ----------     ----------
       Interfund transfers                                   (157,419)       (27,999)     (163,741)       (68,849)
                                                           ----------     ----------    ----------     ----------
       Balance at December 31, 1996                              -           485,684          -           718,731

       Additions to net assets attributable to:
         Interest and/or dividends                               -             3,272          -             6,616
         Net appreciation in fair value of investments           -           112,164          -           (18,150)
         Employer contributions                                  -            20,732          -            27,866
         Employee contributions                                  -           115,891          -           142,184
                                                           ----------     ----------    ----------     ----------
              Total additions                                    -           252,059          -           158,516
                                                           ----------     ----------    ----------     ----------
       Deductions from net assets attributable to:
         Benefits to participants                                -            23,799          -            27,919
         Administrative expenses                                 -              -             -              -
                                                           ----------     ----------    ----------     ----------
            Total deductions                                     -            23,799          -            27,919
                                                           ----------     ----------    ----------     ----------
       Interfund transfers                                       -           (42,937)         -          (175,597)
                                                           ----------     ----------    ----------     ----------
       Balance at December 31, 1997                              -           671,007          -           673,731

       Additions to net assets attributable to:
         Interest and/or dividends                               -             3,687          -             3,669
         Net appreciation in fair value of investments           -           142,887          -             2,570
         Transfer in from other plan                             -           105,528          -            78,611
         Employer contributions                                  -            71,792          -            81,494
         Employee contributions                                  -           171,303          -           163,941
                                                           ----------     ----------    ----------     ----------
              Total additions                                    -           495,197          -           330,285
                                                           ----------     ----------    ----------     ----------
       Deductions from net assets attributable to:
         Benefits to participants                                -            17,466          -            18,093
                                                           ----------     ----------    ----------     ----------
            Total deductions                                     -            17,466          -            18,093
                                                           ----------     ----------    ----------     ----------
       Interfund transfers                                       -            36,930          -          (226,698)
                                                           ----------     ----------    ----------     ----------
       Balance at December 31, 1998                        $     -        $1,185,668    $     -        $  759,225
                                                           ==========     ==========    ==========     ==========

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


6.     PLAN INVESTMENTS, CONTINUED

                                                            FIDELITY       WARBURG        WARBURG
                                                           SPARTAN US      PINCUS          PINCUS
                                                         EQUITY INDEX     GROWTH &       INTERNAT'L      COMMON
                                                             FUND         INC. FUND     EQUITY FUND       STOCK
                                                         ------------    ----------     -----------    ----------
       Balance at January 1, 1996                          $     -       $  428,461      $  223,113    $  468,394

       Additions to net assets attributable to:
         Interest and/or dividends                               -            3,500           2,933          -
         Net appreciation in fair value of investments           -            9,224          26,065       318,823
         Employer contributions                                  -            2,325           5,074       128,632
         Employee contributions                                  -          128,787          61,076        51,299
                                                           ----------    ----------      ----------    ----------
              Total additions                                    -          143,836          95,148       498,754
                                                           ----------    ----------      ----------    ----------
       Deductions from net assets attributable to:
         Benefits to participants                                -           14,685             518        14,493
         Administrative expenses                                 -             -               -             -
                                                           ----------    ----------      ----------    ----------
            Total deductions                                     -           14,685             518        14,493
                                                           ----------    ----------      ----------    ----------
       Interfund transfers                                       -         (557,612)         16,996        47,871
                                                           ----------    ----------      ----------    ----------
       Balance at December 31, 1996                              -             -            334,739     1,000,526

       Additions to net assets attributable to:
         Interest and/or dividends                                391          -              2,358         6,387
         Net appreciation in fair value of investments          7,547          -            (15,526)    1,261,924
         Employer contributions                                 5,263          -             13,248        99,312
         Employee contributions                                16,488          -             69,508       154,104
                                                           ----------    ----------      ----------    ----------
              Total additions                                  29,689          -             69,588     1,521,727
                                                           ----------    ----------      ----------    ----------
       Deductions from net assets attributable to:
         Benefits to participants                                 110          -             15,730        84,726
         Administrative expenses                                 -             -               -             -
                                                           ----------    ----------      ----------    ----------
            Total deductions                                      110          -             15,730        84,726
                                                           ----------    ----------      ----------    ----------
       Interfund transfers                                     49,402          -            (66,529)      209,469
                                                           ----------    ----------      ----------    ----------
       Balance at December 31, 1997                            78,981          -            322,068     2,646,996

       Additions to net assets attributable to:
         Interest and/or dividends                              1,931          -               -           56,438
         Net appreciation in fair value of investments        122,855          -              1,704       393,404
         Transfer in from other plan                           85,602          -               -          144,406
         Employer contributions                                68,453          -               -          231,758
         Employee contributions                               236,504          -               -          870,206
                                                           ----------    ----------      ----------    ----------
              Total additions                                 515,345          -              1,704     1,696,212
                                                           ----------    ----------      ----------    ----------
       Deductions from net assets attributable to:
         Benefits to participants                              15,874          -               -          118,865
                                                           ----------    ----------      ----------    ----------
            Total deductions                                   15,874          -               -          118,865
                                                           ----------    ----------      ----------    ----------
       Interfund transfers                                    239,889          -           (323,772)     (501,972)
                                                           ----------    ----------      ----------    ----------
       Balance at December 31, 1998                        $  818,341    $     -         $     -       $3,722,371
                                                           ==========    ==========      ==========    ==========

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


6.     PLAN INVESTMENTS, CONTINUED

                                                                         AIT SMART      AIT SMART     AIT SMART
                                                         RECEIVABLES/    AGGRESSIVE     MODERATE     CONSERVATIVE
                                                            OTHER           FUND          FUND           FUND
                                                         ------------    ----------    ----------    ------------
       Balance at January 1, 1996                          $  179,713    $     -       $     -         $     -

       Additions to net assets attributable to:
         Interest and/or dividends                               -             -             -               -
         Net appreciation in fair value of investments           -             -             -               -
         Employer contributions                                  -             -             -               -
         Employee contributions                                  -             -             -               -
                                                           ----------    ----------    ----------      ----------
              Total additions                                    -             -             -               -
                                                           ----------    ----------    ----------      ----------
       Deductions from net assets attributable to:
         Benefits to participants                                -             -             -               -
         Administrative expenses                                  380          -             -               -
                                                           ----------    ----------    ----------      ----------
            Total deductions                                      380          -             -               -
                                                           ----------    ----------    ----------      ----------
       Interfund transfers                                    126,501          -             -               -
                                                           ----------    ----------    ----------      ----------
       Balance at December 31, 1996                           305,834          -             -               -

       Additions to net assets attributable to:
         Interest and/or dividends                               -             -             -               -
         Net appreciation in fair value of investments           -             -             -               -
         Employer contributions                                  -             -             -               -
         Employee contributions                                  -             -             -               -
                                                           ----------    ----------    ----------      ----------
              Total additions                                    -             -             -               -
                                                           ----------    ----------    ----------      ----------
       Deductions from net assets attributable to:
         Benefits to participants                                -             -             -               -
         Administrative expenses                                  233          -             -               -
                                                           ----------    ----------    ----------      ----------
            Total deductions                                      233          -             -               -
                                                           ----------    ----------    ----------      ----------
       Interfund transfers                                     52,516          -             -               -
                                                           ----------    ----------    ----------      ----------
       Balance at December 31, 1997                           358,117          -             -               -

       Additions to net assets attributable to:
         Interest and/or dividends                               -              155         1,230             608
         Net appreciation in fair value of investments           -           16,38      1  31,404          34,883
         Transfer in from other fund                             -           51,008       152,576         293,763
         Employer contributions                                  -           22,088        33,884          17,540
         Employee contributions                                  -           37,653        55,400          25,596
                                                           ----------    ----------    ----------      ----------
              Total additions                                    -          127,285       274,494         372,390
                                                           ----------    ----------    ----------      ----------
       Deductions from net assets attributable to:
         Benefits to participants                                -           40,710         1,614             249
                                                           ----------    ----------    ----------      ----------
            Total deductions                                     -           40,710         1,614             249
                                                           ----------    ----------    ----------      ----------
       Interfund transfers                                    325,052        32,308        19,545          16,529
                                                           ----------    ----------    ----------      ----------
       Balance at December 31, 1998                        $  683,169    $  118,883    $  292,425      $  388,670
                                                           ==========    ==========    ==========      ==========

                  SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


6.     PLAN INVESTMENTS, CONTINUED

                                                            AIM VALUE       BARON         JANUS          LOOMIS
                                                               FUND         ASSET       WORLDWIDE        SAYLES
                                                             CLASS A         FUND          FUND        BOND FUND
                                                            ---------     ---------     ---------      ---------
       Balance at January 1, 1996                           $     -       $     -       $     -        $     -

       Additions to net assets attributable to:
         Interest and/or dividends                                -             -             -              -
         Net appreciation in fair value of investments            -             -             -              -
         Employer contributions                                   -             -             -              -
         Employee contributions                                   -             -             -              -
                                                            ----------    ----------    ----------     ----------
              Total additions                                     -             -             -              -
                                                            ----------    ----------    ----------     ----------
       Deductions from net assets attributable to:
         Benefits to participants                                 -             -             -              -
         Administrative expenses                                  -             -             -              -
                                                            ----------    ----------    ----------     ----------
            Total deductions                                      -             -             -              -
                                                            ----------    ----------    ----------     ----------
       Interfund transfers                                        -             -             -              -
                                                            ----------    ----------    ----------     ----------
       Balance at December 31, 1996                               -             -             -              -

       Additions to net assets attributable to:
         Interest and/or dividends                                -             -             -              -
         Net appreciation in fair value of investments            -             -             -              -
         Employer contributions                                   -             -             -              -
         Employee contributions                                   -             -             -              -
                                                            ----------    ----------    ----------     ----------
              Total additions                                     -             -             -              -
                                                            ----------    ----------    ----------     ----------
       Deductions from net assets attributable to:
         Benefits to participants                                 -             -             -              -
         Administrative expenses                                  -             -             -              -
                                                            ----------    ----------    ----------     ----------
            Total deductions                                      -             -             -              -
                                                            ----------    ----------    ----------     ----------
       Interfund transfers                                        -             -             -              -
                                                            ----------    ----------    ----------     ----------
       Balance at December 31, 1997                               -             -             -              -

       Additions to net assets attributable to:
         Interest and/or dividends                               1,025           791         2,063             84
         Net appreciation in fair value of investments         186,401        44,294       126,999          5,845
         Transfer in from other fund                           165,638       136,366        93,485        130,811
         Employer contributions                                 62,649        66,926        78,738         29,986
         Employee contributions                                378,452       194,450       190,689        113,963
                                                            ----------    ----------    ----------     ----------
              Total additions                                  794,165       442,827       491,974        280,689
                                                            ----------    ----------    ----------     ----------
       Deductions from net assets attributable to:
         Benefits to participants                               16,685        10,659        10,957          2,940
                                                            ----------    ----------    ----------     ----------
            Total deductions                                    16,685        10,659        10,957          2,940
                                                            ----------    ----------    ----------     ----------
       Interfund transfers                                     252,485        67,274       416,131        (43,637)
                                                            ----------    ----------    ----------     ----------
       Balance at December 31, 1998                         $1,029,965    $  499,442    $  897,148     $  234,112
                                                            ==========    ==========    ==========     ==========

                  SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


6.     PLAN INVESTMENTS, CONTINUED

                                                                                        YACKTMAN
                                                                                         FUND            TOTAL
                                                                                      ----------      -----------
       Balance at January 1, 1996                                                     $     -         $ 2,436,749

       Additions to net assets attributable to:
         Interest and/or dividends                                                          -              18,292
         Net appreciation in fair value of investments                                      -             471,711
         Employer contributions                                                             -             175,601
         Employee contributions                                                             -             706,305
                                                                                      ----------      -----------
              Total additions                                                               -           1,371,909
                                                                                      ----------      -----------
       Deductions from net assets attributable to:
         Benefits to participants                                                           -              67,074
         Administrative expenses                                                            -                 380
                                                                                      ----------      -----------
            Total deductions                                                                -              67,454
                                                                                      ----------      -----------
       Interfund transfers                                                                  -                -
                                                                                      ----------      -----------
       Balance at December 31, 1996                                                         -           3,741,204

       Additions to net assets attributable to:
         Interest and/or dividends                                                          -              25,648
         Net appreciation in fair value of investments                                      -           1,552,289
         Employer contributions                                                             -             212,818
         Employee contributions                                                             -             716,187
                                                                                      ----------      -----------
              Total additions                                                               -           2,506,942
                                                                                      ----------      -----------
       Deductions from net assets attributable to:
         Benefits to participants                                                           -             215,579
         Administrative expenses                                                            -                 233
                                                                                      ----------      -----------
            Total deductions                                                                -             215,812
                                                                                      ----------      -----------
       Interfund transfers                                                                  -                -
                                                                                      ----------      -----------
       Balance at December 31, 1997                                                         -           6,032,334

       Additions to net assets attributable to:
         Interest and/or dividends                                                           273           79,149
         Net appreciation in fair value of investments                                      (211)       1,508,069
         Transfer in from other fund                                                      95,413        1,949,649
         Employer contributions                                                           22,594          972,277
         Employee contributions                                                          110,031        3,456,964
                                                                                      ----------      -----------
              Total additions                                                            228,100        7,966,108
                                                                                      ----------      -----------
       Deductions from net assets attributable to:
         Benefits to participants                                                          3,817          391,578
                                                                                      ----------      -----------
            Total deductions                                                               3,817          391,578
                                                                                      ----------      -----------
       Interfund transfers                                                               (22,237)            -
                                                                                      ----------      -----------
       Balance at December 31, 1998                                                   $  202,046      $13,606,864
                                                                                      ==========      ===========

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ---------


7.       SUBSEQUENT EVENTS

         On April 1, 1999 the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust and Fort Bend Holding Corporation Employee Stock Ownership Plan (the "Fort Bend Plans") were merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of April 1, 1999, at their balances as previously carried in the accounts of the Fort Bend Plans. The total amount of net assets available for benefits transferred on April 1, 1999 was $9,000,243.

                          SUPPLEMENTAL SCHEDULES

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                   ---------

                                                                         NUMBER                                 MARKET
DESCRIPTION                                                           OF SHARES             COST                VALUE
-----------                                                         ------------        -----------          -----------
Common stocks                                                       207,734.0000        $ 2,212,993          $ 3,722,371

Money market funds                                                   44,057.0000             44,057               44,057

Shares of registered investment companies:

American Industries Trust Short
  Term Income Fund                                                  681,658.5500            681,658              681,658

Fidelity Spartan US Equity Index Fund                                18,615.5770            704,379              818,341

Fidelity Puritan Fund                                                59,076.6180          1,097,064            1,185,668

PBHG Growth Fund                                                     29,726.9040            702,834              759,225

Fidelity Growth and Income Fund                                      45,674.9850          1,720,808            2,093,741

American Industries Trust SMART
 Aggressive Fund                                                     10,489.9390            107,542              118,883

American Industries Trust SMART
 Moderate Fund                                                       25,612.1622            261,969              292,425

American Industries Trust SMART
 Conservative Fund                                                   35,274.8595            354,435              388,670

AIM Value Fund Class A                                               25,627.3840            912,199            1,029,965

Baron Asset Fund                                                      9,882.1140            456,193              499,442

Janus Worldwide Fund                                                 18,943.1690            780,333              897,148

Loomis Sayles Bond Fund                                              19,590.9350            250,704              234,112

Yacktman Fund                                                        17,402.7680            235,970              202,046
                                                                                        -----------          -----------
Total investment in shares of
 registered investment companies                                                          8,266,088            9,201,324
                                                                                        -----------          -----------
Total assets held for investment
 purposes                                                                                $10,523,138         $12,967,752
                                                                                         ===========         ===========
Loans to participants bearing
 interest at rates ranging
 from 7.0% to 10.0%                                                                      $      -            $   479,211
                                                                                         ===========         ===========

                   SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                   ---------

                                                NUMBER OF         PURCHASE       SELLING         CURRENT        NET GAIN
IDENTITY OF PARTY INVOLVED                     TRANSACTIONS        PRICE          PRICE           VALUE          (LOSS)
--------------------------                     ------------       --------       -------         -------        --------
Single transactions in excess of 5%:

Short Term Income Fund                                           $  382,859                     $  382,859
Short Term Income Fund                                            1,918,451                      1,918,451
Warburg Pincus International
  Equity                                                            372,306     $  323,772                      $ (48,534)
Mutual Fund Cash Clearing
  Account                                                           332,960                        332,960
Mutual Fund Cash Clearing
  Account                                                           552,836                        552,836
Mutual Fund Cash Clearing
  Account                                                           548,986                        548,986
Southwest Bank of Texas                                           1,918,451                      1,918,451
SMART Conservative Fund                                             291,658                        291,658
Short Term Income Fund                                              496,946                        496,946
Short Term Income Fund                                            1,918,451                      1,918,451
Janus Worldwide Fund                                                324,027                        324,027
Mutual Fund Cash Clearing
  Account                                                           323,772                        323,772
Mutual Fund Cash Clearing
  Account                                                           554,607                        554,607
Mutual Fund Cash Clearing
  Account                                                           549,514                        549,514
Southwest Bank of Texas                                           1,918,451                      1,918,451


Series of transactions:

Short Term Income Fund                            140               884,599                        884,599
Short Term Income Fund                            194             1,539,637                      1,539,637
Short Term Income Fund                              1             1,918,451                      1,918,451
Fidelity Money Market Fund                        161             2,608,489                      2,608,489
PBHG Growth Fund                                  401               288,602        291,619                          3,017
Warburg Pincus International
  Equity                                            1               372,306        323,772                        (48,534)
Mutual Fund Cash Clearing
  Account                                       1,265             6,363,457                      6,363,457
Southwest Bank of Texas                             1             1,918,451                      1,918,451
Southwest Bank of Texas                            81               573,493      1,060,617                        487,124
SMART Conservative Fund                           103               367,039                        367,039
SMART Moderate Fund                                54               297,467                        297,467
Short Term Income Fund                            251             1,488,694                      1,488,694
Short Term Income Fund                            187             1,561,654                      1,561,654
Short Term Income Fund                              1             1,918,451                      1,918,451
Fidelity Money Market Fund                        170             2,608,457                      2,608,457
Fidelity Growth & Income
  Portfolio                                       145             1,082,905                      1,082,905
Yacktman Fund                                      66               286,422                        286,422
Fidelity Puritan Fund                             121               650,730                        650,730
PBHG Growth Fund                                   92               374,155                        374,155
Loomis Sayles Bond Fund                            73               319,146                        319,146
AIM Value Fund Class A                            102             1,019,667                      1,019,667
Fidelity Spartan US Equity
  Index                                            96               707,644                        707,644
Janus Worldwide Fund                              111               883,804                        883,804
Baron Asset Fund                                   99               577,569                        577,569
Mutual Fund Cash Clearing
  Account                                         865             6,275,099                      6,275,099
Southwest Bank of Texas                             1             1,918,451                      1,918,451
Southwest Bank of Texas                            86             1,708,456                      1,708,456

                                    SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN


Date:  June 29, 1999             /s/  ANTHONY TORENTINOS
                                 -------------------------------------------
                                      Anthony Torentinos
                                      Plan Administrator

                                  INDEX TO EXHIBITS

 NO.                     EXHIBITS
----                     --------
23.1    Consent of Ham, Langston & Brezina, L.L.P.